Exhibit 99.1

RDA Microelectronics Announces Resignation of Allen Ma from Board of Directors

SHANGHAI, China, July 26, 2013 — RDA Microelectronics (NASDAQ:RDA) (“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced that Mr. Kam-sing “Allen” Ma resigned from his position as an independent member of RDA’s board.

Mr. Ma has accepted an executive role with a government-owned company in Hong Kong. His duties will include an effort to improve and expand the country’s engineering and technical talent within the high-tech industry. As part of his appointment, Mr. Ma is required to resign from his active board positions to avoid any potential conflict of interest. Mr. Ma has agreed to support the transition of his board duties for up to three months as the board of directors has initiated a search for an independent director to fill the vacant seat.

Commenting on the resignation, Vincent Tai, chairman and CEO of RDA Microelectronics stated, “In recognition of Mr. Ma’s past service on our board, I would like to extend my personal appreciation for his contributions to our team. On behalf of the board and the entire RDA team, I want to congratulate him on his new position and wish him well in his future endeavors.”

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com